U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number   000-53661

CUSIP Number    66702Q104

(Check One):	.Form 10-K	.Form 20-F	.Form 11-K	X .Form 10-Q	.Form N-SAR

For Period Ended: June 30, 2016

      .

Transition Report on Form 10-K

      .

Transition Report on Form 20-F

      .

Transition Report on Form 11-K

      .

Transition Report on Form 10-Q

      .

Transition Report on Form N-SAR

For the Transition Period Ended: __________

________________________________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________

Part I - Registrant Information

Full Name of Registrant:	Northsight Capital, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number):	7740 East Evans Road, Suite A101

City, State and Zip Code:	Scottsdale, AZ 85260

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 within the prescribed time period because it has not yet been able to complete its financial statements for the period.  The Company intends to file its Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

John Venners, EVP	480	385-3893
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  X . No      .

The Company expects to report net comprehensive losses of (all numbers approximate) $400,000 for the three months ended June 30, 2016 as compared to a net comprehensive loss of $2,300,000 for the three months ended June 30, 2015.  The $1.9 million decrease in loss during the current year period is due primarily to the following: a decrease in general and administrative expense of $103,000 (due to mainly to decreases in consulting and contract labor expenses), a $29,000 decrease in related party consulting expense (due to a change in classification of our EVP, Operations’ salary), a $210,000 decrease in executive compensation (due to a decrease in stock based compensation), a $52,000 decrease in professional fees, and a $1,500,000 decrease in interest expense (non-cash) related to the amortization of debt discounts, partially offset by a $131,000 increase in acquisition expense (non-cash) and a $121,000 increase in gain on marketable securities (non-cash).

Northsight Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2016

By /s/ John Venners

Name: John Venners

Title: EVP, Operations

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